Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Metal Storm appoints Taser Distributor
for Police Market
Brisbane, Australia — Wednesday, 4 May 2011: Metal Storm Limited.
Metal Storm is pleased to announce that it has appointed Breon Defence Systems Pty Limited as its exclusive distributor for the Law Enforcement Market in Australia and New Zealand.
Breon Defence Systems is also the exclusive distributor in Asia Pacific for Taser™, the non-lethal weapon system deployed by the majority of Australian State and Federal Police forces.
The founder and owner of Breon Defence Systems, Mr George Hateley originally introduced the Taser™ products to Australia more than 10 years ago, after completing a distinguished 20-year career as an officer with the Victorian Police Force.
Mr Hateley said that Breon had identified the Metal Storm MAUL™ weapon system as meeting a key requirement for law enforcement operations, especially in the area of tactical response.
“The Metal Storm MAUL™ is a small, lightweight shotgun with non-lethal, door breaching and lethal abilities”, he said. “Its compact size makes it ideal for urban tactical response, where officers need access to a range of weapon capabilities, often in confined operating spaces. It is a remarkably light and capable weapon.”
“We are very pleased to have been appointed by Metal Storm as its exclusive distributor for the Australian and New Zealand law enforcement marketplace”, he said.
Metal Storm CEO Dr Lee Finniear said that Breon Defence Systems had an extraordinarily good pedigree and excellent relationships with law enforcement organisations throughout Australia and New Zealand.
“Breon’s success introducing the Taser™ product line into Australia and New Zealand speaks for itself”, Dr Finniear said. “The Breon team and its founder are highly professional and well versed in the needs of the law enforcement community; and they have a demonstrated record of selling innovative non-lethal weapon systems into this market.”
“Breon will be a great asset to Metal Storm as it rolls out its weapon systems to the law enforcement community”, Dr Finniear added.
Australian and New Zealand law enforcement organisations interested in learning more about Metal Storm weapon systems and their application for law enforcement operations should contact Mr George Hateley at Breon Defence Systems on +61 3 8336 3333.

Metal Storm Limited
ACN 064 270 006
MAUL™ and Taser™ weapon systems
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.